October 3, 2008

Ms. Pamela A. Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Matthews International Corporation
Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on November 27, 2007
File Number 0-9115

Dear Ms. Long:

Thank you for your review of the above referenced document.  Pursuant to your request, Matthews International Corporation (“Matthews” or the “Company”) provides the following responses to the comments provided in your letter dated September 29, 2008.

Securities and Exchange Commission (“SEC”) Comment No. 1:
Item 9A. Controls and Procedures

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures provide reasonable assurance that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for such purpose and effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.  See Exchange Act Rule 13a-15(e).

Response:

With respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2007, the Company’s Chief Executive Officer and Chief Financial Officer did conclude that our disclosure controls and procedures were effective for the purpose of providing reasonable assurance that information required to be disclosed in our reports is recorded, processed, summarized and reported within the specified time periods, and for the purpose of ensuring that material information required to be in our reports is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  We will include in future filings, beginning with the filing of the Company’s Annual Report on Form 10-K for the year ended September 30, 2008, a conclusion as to whether controls and procedures are effective or ineffective.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

                                /s/ Steven F. Nicola

Steven F. Nicola
Chief Financial Officer

cc:           Robert W. McCutcheon
Partner
PricewaterhouseCoopers LLP